Exhibit 99.2

Celulosa Arauco y Constitución S.A. Second Quarter 2011 Results August 24th, 2011

Interim Review Second Quarter 2011 Results

August 24th, 2011

To be a global leader in sustainable forestry and forest product development is the vision that has driven ARAUCO for more than 40 years. As a result of this clear focus, the company today is one of the major forestry businesses in Latin America in terms of forest ownership, plantations performance and manufacture of market woodpulp, sawn timber and panels.

Interim Review Second Quarter 2011 Results

August 24th, 2011

HIGHLIGHTS

•

Arauco’s consolidated sales reached U.S.$ 1,187.8 million during the second quarter of 2011, an increase of 13.4% compared to the U.S.$ 1,047.0 million obtained in the first quarter of 2011. This increase is mainly explained by higher sales volume of our panel and pulp divisions of 16.6% and 8.9% respectively, and also an increase in average prices of our sawn timber and pulp divisions of 10.9% and 5.0%, respectively.

•

During the second quarter of 2011, consolidated adjusted EBITDA reached U.S.$ 363.5 million, an increase of 8.2% compared to the U.S.$ 335.9 million adjusted EBITDA obtained during the first quarter of 2011.

•

Arauco’s consolidated net income for the second quarter of 2011 reached U.S.$ 183.1 million, an increase of 3.7% compared to the U.S.$ 176.5 million obtained in the first quarter of the year, mainly explained by an increase in gross income of 11.5% or U.S.$ 46.3 million.

•	Capital expenditures during the second quarter of 2011 reached U.S.$ 212.1 million, an increase of 28.3% when compared to the U.S.$ 165.3 million expended during the first quarter of 2011.

Key Figures

In U.S. Million	2Q11	1Q 11	2Q 10	QoQ	YoY	YTD 2011	YTD 2010	YoY

Sales	1,187.8	1,047.0	913.4	13.4%	30.0%	2,234.8	1,698.3	31.6%
Cost of sales	(738.0)	(643.6)	(536.1)	14.7%	37.7%	(1,381.7)	(1,027.9)	34.4%
Gross income	449.7	403.4	377.3	11.5%	19.2%	853.2	670.3	27.3%
Operating income (1)	223.4	207.2	211.5	7.8%	5.6%	430.6	350.4	22.9%
Net income	183.1	176.5	174.7	3.7%	4.8%	359.6	237.3	51.6%
Adjusted EBITDA (2)	363.5	335.9	380.6	8.2%	(4.5%)	699.4	599.6	16.7%
Adjusted EBITDA mg.	30.6%	32.1%	41.7%	(4.6%)	(26.6%)	31.3%	35.3%	(11.4%)
CAPEX	212.1	165.3	175.5	28.3%	20.9%	377.4	317.1	19.0%
Net financial debt	2,730.8	2,470.1	2,645.3	10.6%	3.2%	2,730.8	2,645.3	3.2%
Capitalization (3)	10,568.2	10,350.1	9,483.2	2.1%	11.4%	10,568.2	9,483.2	11.4%
ROCE (4)	6.7%	6.2%	7.2%	7.7%	(8.1%)	6.4%	5.9%	7.6%

(1)	Operating income = Gross margin Distribution costs Administrative expenses
(2)	Adjusted EBITDA = Operating income + Depreciation + Stumpage + Special items
(3)	Capitalization = Financial debt + Equity
(4)	ROCE = EBIT (1-tax) / Working capital + Fixed assets. EBIT may include effect of net insurance claims related to business interruption

Interim Review Second Quarter 2011 Results

August 24th, 2011

CONSOLIDATED INCOME STATEMENT ANALYSIS

Sales by Business Segment

In U.S. Million	2Q 2011		1Q 2011		2Q 2010

Pulp	609.4	51.3%	530.2	50.6%	428.4	46.9%
Panels	342.3	28.8%	299.0	28.6%	275.3	30.1%
Sawn Timber	185.5	15.6%	177.6	17.0%	161.6	17.7%
Forestry	43.8	3.7%	34.6	3.3%	42.1	4.6%
Others	6.7	0.6%	5.7	0.5%	5.9	0.6%
TOTAL	1,187.8	100.0%	1,047.0	100.0%	913.4	100.0%

Consolidated Sales

Arauco’s consolidated sales for the second quarter of 2011 reached U.S.$ 1,187.8 million, 13.4% higher than the U.S.$ 1,047.0 obtained during the first quarter of 2011, mainly due to higher sales in all of our business segments. Forestry, pulp, panel and sawn timber divisions increased 26.8%, 14.9%, 14.5% and 4.5% respectively, compared with the previous quarter.

Compared to the U.S.$ 913.4 million obtained in the second quarter of 2010, consolidated sales were 30.0% higher during the second quarter of 2011, mainly due to an increase in sales of all our business segments. Pulp, panels, sawn timber and forestry divisions increased 42.2%, 24.3%, 14.8% and 4.2% respectively, compared with the same quarter of last year.

Sales by Business Segment 2Q 2011

(1)	Pulp division sales include Energy

Interim Review Second Quarter 2011 Results

August 24th, 2011

Production

During the second quarter of this year, production volume increased 7.8% in our pulp division and 4.5% in our sawn timber division, while production volume in our panel division decreased 0.3%, when compared with the last quarter. The main reason for the increase of our pulp production was the start up of Line II of Arauco on February 1st, 2011 which was not operating since February 27th, 2010 due to the earthquake that affected our country.

Compared to the second quarter of 2010, production volume increased 52.3% in our pulp division, 8.7% in our sawn timber division and 0.7% in our panel division. This can be explained by the interruption of our mills after the earthquake and tsumani of February 27th, 2010.

Production by Business Segment

Interim Review Second Quarter 2011 Results

August 24th, 2011

EBITDA Composition

In U.S. Million	2Q 11	1Q 11	2Q 10	QoQ	YoY	YTD 2011	YTD 2010	YoY

Revenue	1,187.8	1,047.0	913.4	13.4%	30.0%	2,234.8	1,698.3	31.6%
Cost of sales	(738.0)	(643.6)	(536.1)	14.7%	37.7%	(1,381.7)	(1,027.9)	34.4%
Gross income	449.7	403.4	377.3	11.5%	19.2%	853.2	670.3	27.3%
Distribution costs	(118.6)	(111.2)	(89.9)	6.6%	31.8%	(229.8)	(167.8)	36.9%
Administrative expenses	(107.8)	(85.0)	(75.8)	26.7%	42.2%	(192.8)	(152.1)	26.8%
Operating income	223.4	207.2	211.5	7.8%	5.6%	430.6	350.4	22.9%
Depreciation	57.6	57.0	65.5	0.9%	(12.1%)	114.6	110.2	4.0%
Stumpage	82.5	71.7	89.6	15.1%	(7.9%)	154.2	124.9	23.5%
EBITDA	363.5	335.9	366.6	8.2%	(0.8%)	699.4	585.5	19.5%
Special items (1)			14.0				14.0
Adjusted EBITDA	363.5	335.9	380.6	8.2%	(4.5%)	699.4	599.6	16.7%

(1)	Special Items corresponds to net insurance claims related to business interruption due to the 02/27 earthquake in Chile

EBITDA

Consolidated adjusted EBITDA for this quarter was U.S.$ 363.5 million, 8.2% higher than the U.S.$ 335.9 million reached during the previous quarter. The main reason of this increase can be explained by higher pulp, forestry and sawn timber EBITDA of 9.9% or U.S.$ 23.0 million, 14.2% or U.S.$ 8.1 million and 28.5% or U.S.$ 2.9 million, respectively. This was partially offset by a decrease in our panel EBITDA of 13.6% or U.S.$ 5.6 million.

Consolidated adjusted EBITDA for the second quarter of 2011 was 4.5% lower than the U.S.$ 380.6 million reached in the same period of 2010.

Adjusted EBITDA Variation by Business Segment 1Q 11—2Q 11

(In U.S. Million)

Interim Review Second Quarter 2011 Results

August 24th, 2011

Operating Income

Arauco’s consolidated operating income during the second quarter of the year reached U.S.$ 223.4 million, an increase of 7.8% compared to the U.S.$ 207.2 million obtained during the first quarter of 2011. This is explained mainly by higher gross income of 11.5% or U.S.$ 46.3 million, partially offset by an increase in administrative expenses of 26.7% or U.S.$ 22.7 million and higher distribution costs of 6.6% or U.S.$ 7.3 million. Cost of sales increased 14.7%, mainly explained by higher sales volume in our panel and pulp divisions by 16.6% and 8.9% respectively, partially offset by lower sales volume in our sawn timber division of 5.8%. Also, there were higher average prices in our sawn timber and pulp divisions of 10.9% and 5.0% respectively, partially offset by a decrease in average prices of our panel division of 1.8%.

In general, average unitary costs of pulp have increased when comparing the second quarter of 2011 with the previous quarter. Our BKP unitary costs were 4.0% higher, EKP unitary costs increased 5.8% and UKP unitary costs were 1.3% higher.

During the second quarter of 2011, Arauco’s consolidated operating income was 5.6% higher than the U.S.$ 211.5 million reached in the same quarter of 2010. This is a consequence of an increase in sales volume of our pulp and panel divisions by 42.3% and 13.3% respectively, partially offset by lower sales volume of our sawn timber division of 5.0%. Also, there were higher average prices in our sawn timber and panel divisions by 20.8% and 9.7% respectively, while average prices for our pulp division decreased 0.4%.

Net Income

Net income for the second quarter of 2011 reached U.S.$ 183.1 million, an increase of 3.7% compared to the U.S.$ 176.5 million obtained in the first quarter of 2011. This is mainly explained by a 7.8% or U.S.$ 16.3 million increase in our operating income, due to higher revenues in all our business divisions, and an increase in other operating income by 13.0% or U.S.$ 8.4 million.

Compared to the U.S.$ 174.7 million obtained in the second quarter of 2010, consolidated net income was 4.8% higher during the second quarter of 2011, mainly due to an increase in sales in all our business divisions and higher other operating income by U.S.$ 19.2 or 11.7 million.

Net Income Variation by Item 1Q 11—2Q 11

(In U.S. Million)

Operating income	=	Gross margin – Distribution costs – Administration expenses

Non operating income	=	Other operating income + Other operating expenses + Other income (loss) + Financial income + Financial costs + Participation in (loss) profit in associates and joint ventures accounted through equity method + Exchange rate differences

Interim Review Second Quarter 2011 Results

August 24th, 2011

REVIEW BY BUSINESS SEGMENT

1- Pulp Division

Pulp sales reached U.S.$ 609.4 million for the second quarter of 2011, an increase of 14.9% compared to the previous quarter. This increase was mainly due to higher sales volume of 8.9%, together with an increase in average prices of 5.0%.

When compared with the U.S.$ 428.4 million reached in the same quarter of 2010, pulp sales increased 42.2%. This increase is mainly explained by higher sales volume of 42.3%, partially offset by lower average prices of 0.4%.

The second quarter of 2011 was marked by movements in market trends, most of them were expected and in general obey to seasonal trends. Although April and May were months with strong demand and high prices, this trend did not continue during June when price adjustments were observed across different markets especially in the spot market. Also, producers started to offer in non-active markets due to lack of demand in their traditional markets or because of a downward pricing trend. Another factor is that at current price levels, world production capacity is operating at nearly 100%. Mills in North America and Europe that halted operations during 2008-2009 are nowadays producing again. These are plants that in general do not have a stable nor regular client portfolio hence are the first to suffer a lower demand and ultimately end selling at a lower price point. This is especially significant in North America where U.S. demand continues low and there are no signs of recovery. This has made Canadian pulp producers to concentrate its sales towards the Asian market, especially in China, Japan and Korea. Until June of this year Chinese pulp imports coming from Canada had grew 100%.

The Chinese market began to show a lower demand as a consequence of lower activity during the summer. This lower activity has been increased by energy restrictions imposed in China to paper manufacturers. Although our demand and sales during the quarter in China were normal, we began to observe a downward adjustment in local pulp prices and sales at lower-than-market levels coming from some producers that during May-June had difficulties in closing their normal sales volumes in that market.

In the rest of Asia and Europe the situation was similar to that of China, however, in some of these markets the overcapacity in paper production continued to have an important impact over paper producer’s margins. In order to revert this situation, during this second quarter some important actions were undertaken such as the closure of paper mills which contributed to take out paper production from the market. This occurred significantly in Korea and Switzerland. In Europe the paper manufacturers anticipate a difficult scenario if production capacity does not adjust to demand, particularly in printing and writing paper markets. Also, Europe is facing slow activity, something proper of the summer period. Overall, a positive outlook is expected but not until the last quarter of this year.

In line with the abovementioned, the North American market demand continues low and no major changes are expected in the near future. Nevertheless, the Latin American market continues very active and with strong demand. In this market, prices remain stable and only a moderate adjustment is expected in relation to other markets, an adjustment that will be caused mainly by world trends and to avoid that spot pulp producers from North America make world prices fall significantly.

Interim Review Second Quarter 2011 Results

August 24th, 2011

2- Sawn Timber Division

Compared to the U.S. $177.6 million sold during the first quarter of 2011, sawn timber sales increased by 4.5% during the second quarter, reaching sales of U.S. $185.5 million. This increase was mainly due to higher average prices of 10.9%, partially offset by lower sales volume of 5.8%.

When compared with the same period of 2010, sawn timber and remanufactured wood products sales increased 14.8% or U.S.$ 23.9 million, mainly due to an increase in average prices 20.8%, partially offset by a decrease in sales volume of 5.0%.

The real estate and construction markets in the U.S.A. have remained in low level during the second quarter. The Housing Starts index reached in June 629,000 units per year. Current construction levels continue to be low compared with the last ten year average. During this second quarter of the year sawn timber and molding sales prices rebounded compared to the first quarter as a consequence of higher demand observed in the market.

During the second quarter wood products continue to have a favorable demand in most markets, especially in Asia. As a consequence this has brought sales price increases in China, Korea, Japan and Taiwan.

Starting June, an increase in wood and log stocks in China has been observed, which could might cause a weakness in sales and prices of sawn timber during the third quarter.

3- Panels Division

Panel’s sales reached U.S.$ 342.3 million in the second quarter of this year, an increase of 14.5% when compared to the U.S.$ 299.0 million obtained in the first quarter of 2011. This increase was mainly explained by higher sales volume of 16.6%, partially offset by lower average prices of 1.8%.

Panel sales were 24.3% higher than the U.S.$ 275.3 million reached during the second quarter 2010. This increase in sales can be explained by higher sales volume of 13.3% mainly due to the interruption of our Chilean facilities during 2Q 2010 after the earthquake, and an increase in average prices of 9.7%.

Overall, during the second quarter we had in our Panels business an important recovery in market prices along with an increase in sales volumes.

For our plywood products, sales volume to our end-clients increased 31% compared to first half of 2010 due to the earthquake (100% of our plywood capacity is in Chile), driven by higher shipments to Europe and Asia that came with important price recoveries. On the other hand, the U.S. market also experienced a strong increase in sales volume, however, price levels remained stable.

In our MDF products, sales volumes fell nearly 5% mainly explained by a drop in the Brazilian and Chilean markets. Particleboard sales volume increased 5% mainly due to a higher demand in Argentina.

Our MDF molding segment decreased its sales volume during the second quarter, however, average price increased near 5%. The MDF molding market remains very slow given the weak demand in the North American construction sector.

Our Hard Board business experienced a drop in sales volume of 11% mainly explained by less supply, and it came along with a strong price increase near 20% compared to the same period last year. Overall, demand for our Hard Board products has continued increasing driven by a lower world supply of this product from competitors.

Interim Review Second Quarter 2011 Results

August 24th, 2011

BALANCE SHEET ANALYSIS

Assets

Current Assets

Current assets reached U.S.$ 3,187.1 million at the end of the second quarter of 2011, a decrease of 1.8% or U.S.$ 59.5 million compared to the U.S.$ 3,246.6 million obtained in the first quarter of 2011. When compared with the U.S.$ 2,407.2 million reached in the same period last year, there was an increase of 32.4% or U.S.$ 779.9 million.

•	Cash and cash equivalents:

During the second quarter of 2011 our cash balance reached U.S.$ 721.2 million, a decrease of 20.9% or U.S.$ 191.0 million when compared to the U.S.$ 912.3 million reached in the previous quarter, mainly due to the payment of dividends (U.S.$ 193.7 million).

When compared to the same quarter 2010, there was an increase of 101.3% or U.S.$ 362.9 million. This was mainly due to the U.S.$ 614 million raised through bonds issued by Arauco in September 2010 in the local and U.S. market and U.S.$ 285.0 million received during last year from insurance claims related to the February 27th earthquake, partially offset by the payment of a U.S.$ 247.7 million bond that matured in August 2010.

•	Accounts receivables:

Accounts receivables reached U.S.$ 1,047.7 million during the second quarter of 2011, an increase of 11.1% or U.S.$ 104.5 million compared to the first quarter of the year. When compared to the same quarter of 2010, accounts receivables increased 18.7% or U.S.$ 165.2 million.

Non Current Assets

Non current assets reached U.S.$ 9,650.7 million at the end of the second quarter of 2011, an increase of 2.0% or U.S.$ 190.7 million compared to the first quarter of 2011. When compared with the U.S.$ 9,070.2 million reached in the same period last year, there was an increase of 6.4% or U.S.$ 580.5 million.

Interim Review Second Quarter 2011 Results

August 24th, 2011

Financial Debt

Arauco’s consolidated financial debt as of June 2011 reached U.S.$ 3,452.0 million, an increase of 2.1% or U.S.$ 69.7 million when compared to March 2011. When compared to June 2010, our financial debt increased 14.9% or U.S.$ 448.4 million. This was mainly due to the local and 144A bonds that Arauco issued during September 2010 for approximately U.S.$ 614 million, partially offset by the payment of a U.S.$ 247.7 bond that matured in August 2010.

Our consolidated net financial debt increased 10.6% or U.S.$ 260.8 million when compared with March 2011. Compared with the same quarter of 2010, our consolidated net financial debt decreased 3.2% or U.S.$ 85.5 million.

Short term financial debt includes U.S.$387 million from our 7.75% Notes due in September 2011.

Financial Debt

In U.S. Million	June 2011	March 2011	June 2010

Short term financial debt	569.3	522.4	364.5
Long term financial debt	2,882.8	2,859.9	2,639.1
TOTAL FINANCIAL DEBT	3,452.0	3,382.3	3,003.6

Cash and cash equivalents	721.2	912.3	358.3
NET FINANCIAL DEBT	2,730.8	2,470.1	2,645.3

Financial Debt Profile

(In U.S. Million)

Interim Review Second Quarter 2011 Results

August 24th, 2011

FINANCIAL RATIOS

Financial Ratios

	2Q 11	1Q 11	2Q 10	YTD 2011	YTD 2010
Profitability
Gross margin	37.9%	38.5%	41.3%	38.2%	39.5%
Operating margin	18.8%	19.8%	23.2%	19.3%	20.6%
Adjusted EBITDA margin	30.6%	32.1%	41.7%	31.3%	35.3%
ROA (EBIT / Total assets)(1)	7.0%	6.6%	7.9%	6.7%	6.4%
ROCE (EBIT x (1 – Tax rate) / Working capital+Fixed assets)(1)	6.7%	6.2%	7.2%	6.4%	5.9%
ROE (Net income / Equity)	10.4%	10.2%	10.9%	10.2%	7.4%

Leverage
Interest coverage ratio (EBITDA / Financial costs)	6.9x	6.5x	6.6x	6.7x	5.6x
Net financial debt / EBITDA	1.8x	1.8x	1.7x	1.9x	2.2x
Financial debt / Total capitalization(2)	32.7%	32.7%	31.7%	32.7%	31.7%
Net financial debt / Total capitalization(2)	25.8%	23.9%	27.9%	25.8%	27.9%
Financial debt / Shareholders’ equity	49.2%	49.3%	47.1%	49.2%	47.1%
Net financial debt / Shareholders’ equity	38.9%	36.0%	41.5%	38.9%	41.5%

(1)	EBIT may include effect of net insurance claims related to business interruption.
(2)	Capitalization = Total financial debt + Equity

Interim Review Second Quarter 2011 Results

August 24th, 2011

SECOND QUARTER AND SUBSEQUENT EVENTS

Arauco creates the position of Executive Vice Chairman

On July 14th, the Company’s Board of Directors agreed upon an initiative that follows best international practices for corporate governance in businesses similar to Arauco in size. This initiative consists in strengthening the higher structure of Arauco’s executive management by creating an Executive Vice Chairman position that will directly report to Arauco’s Board, and to whom the Chief Executive Officer will report. Matías Domeyko, who until that day served as the Company’s CEO, was designated in this new position.

During these past years we’ve experienced significant growth, in our business lines as well as our international expansion, and therefore in our globalization process. Today, and for the company’s expansion in years to come, Arauco’s corporate governance needs to strengthen its management and administration. The decision that was made is based on this strategic vision. The new responsibilities Matías Domeyko will need to focus on now are mainly strategic planning, international development and expansion, further integration of the different businesses of the Arauco group, incorporate best international practices for corporate governance, contribute to strengthening the Company’s management and development, and coordinate the fulfillment of guidelines established by the Board.

Also, the Board decided to designate Mr. Infante as the Company’s new Chief Executive Officer. Prior to this new position, Cristián had served as Corporate Management and Development Director. He has broad experience in Arauco’s lines of business, and in past years he has served in charge of subsidiaries in Argentina and Brazil and has had significant participation in the Montes del Plata project in Uruguay. The Chief Executive Officer’s responsibilities will be to steward the Company in all of its business areas, in Chile as well as abroad.

Matías Domeyko

Arauco’s Executive Vice Chairman

Cristián Infante

Arauco’s Chief Executive Officer

Interim Review Second Quarter 2011 Results

August 24th, 2011

Arauco’s main projects update

TENO: MDP PANEL MILL

•	Greenfield project
•	Capacity: 300,000 m3 /yr
•	Investment: U.S.$ 100 million
•	Currently, the Teno project is under construction (50% completeness) and has begun the assembling of the equipment
•	The start up is expected for the first quarter of 2012

JAGUARIAIVA II: MDF NEW PRODUCTION LINE

•	Brownfield project
•	Adicional capacity: 500,000 m3 /yr
•	New total capacity: 850,000 m3 /yr
•	Investment: U.S.$ 170 million
•	Currently, with 41% completeness
•	The start up is expected for the first half of 2012

MONTES DEL PLATA: EKP PULP MILL

•	Greenfield project

•	Capacity: 1,300,000 Adt /yr

•	Investment: U.S.$ 1,900 million

•	Financial closing expected during September

•	Currently, port construction for equipment reception and civil works

•	The start up is expected for the first quarter of 2013

Interim Review Second Quarter 2011 Results

August 24th, 2011

FINANCIAL STATEMENTS

Consolidated Income Statement

In U.S. Million	2Q 11	1Q 11	2Q 10

Revenue	1,187.8	1,047.0	913.4
Cost of sales	(738.0)	(643.6)	(536.1)
Gross Income	449.7	403.4	377.3
Other operating income	72.9	64.6	61.2
Distribution costs	(118.6)	(111.2)	(89.9)
Administrative expenses	(107.8)	(85.0)	(75.8)
Other operating expenses	(18.5)	(13.0)	12.8
Other income (loss)	0.1	(0.1)	0.4
Financial income	4.1	7.3	2.1
Financial costs	(52.5)	(51.6)	(57.6)
Participation in (loss) profit in associates and joint ventures accounted through equity method	(4.4)	(3.9)	(0.6)
Exchange rate differences	4.5	13.2	(8.4)
Income Before Income Tax	229.6	223.7	221.4
Income tax	(46.5)	(47.2)	(46.6)
Net Income	183.1	176.5	174.7
Profit attributable to parent company	181.6	172.5	174.1
Profit attributable to non-parent company	1.5	4.0	0.7

For more details on Arauco’s financial statements, please refer to www.svs.cl or www.arauco.cl

Interim Review Second Quarter 2011 Results

August 24th, 2011

Consolidated Balance Sheet

In U.S. Million	2Q 11	1Q 11	2Q 10

Cash and cash equivalents	721.2	912.3	358.3
Other financial current assets	1.5	3.0	4.3
Other current non-financial assets	216.3	204.1	90.0
Trade and other receivables, net	948.0	879.8	874.5
Related party receivables	99.7	63.4	8.0
Inventories	820.8	777.1	638.2
Biological assets, current	324.9	335.3	305.5
Tax receivables	40.5	57.5	128.2
Non-current assets clasiffied as held for sale	14.1	14.1	0.0
Total Current Assets	3,187.1	3,246.6	2,407.2
Other non-current financial assets	60.3	40.0	0.0
Other non-current and non-financial assets	64.5	57.0	40.1
Non-current receivables	10.2	10.7	12.5
Investments accounted through equity method	528.2	513.3	489.5
Intangible assets	17.8	10.9	11.6
Goodwill	70.5	67.7	61.7
Property, plant and equipment	5,265.9	5,160.7	4,920.5
Biological assets, non-current	3,505.4	3,472.6	3,415.0
Deferred tax assets	128.0	127.2	119.1
Total Non-Current Assets	9,650.7	9,460.0	9,070.2
TOTAL ASSETS	12,837.8	12,706.5	11,477.4

Other financial liabilities, current	577.3	527.8	382.7
Trade and other payables	413.6	391.3	359.2
Related party payables	14.4	12.0	10.9
Other provisions, current	7.5	6.4	5.6
Tax liabilities	45.0	85.9	40.4
Current provision for employee benefits	3.5	3.3	2.3
Other current financial liabilities	197.7	285.1	117.0
Total Current Liabilities	1,259.1	1,311.8	918.1
Other non-current financial liabilities	2,882.8	2,859.9	2,639.1
Other non-current provisions	9.4	7.8	7.1
Deferred tax liabilities	1,387.4	1,380.0	1,285.8
Non-current provision for employee benefits	37.9	35.3	27.1
Other non-current financial liabilities	145.1	143.9	120.5
Total Non-Current Liabilities	4,462.6	4,426.9	4,079.6
Non-controlling participation	104.9	110.9	102.2
Net equity attributable to parent company	7,011.2	6856.9	6,377.4
TOTAL LIABILITIES AND EQUITY	12,837.8	12.706.5	11,477.4

For more details on Arauco’s financial statements, please refer to www.svs.cl or www.arauco.cl

Interim Review Second Quarter 2011 Results

August 24th, 2011

Consolidated Statement of Cash Flows

In U.S. Million	2Q 11	1Q 11	2Q 10

Collection of accounts receivables	1,239.9	1,034.4	794.2
Collection from insurance claims	2.0	0.0	0.0
Payments of suppliers and personnel (less)	62.3	60.5	18.9
Other expenses paid (less)	(1,000.2)	(895.5)	(565.2)
Dividends and other distributions received	1.8	0.0	6.4
Interest paid and received	(27.3)	(55.8)	(26.7)
Income tax paid	(60.4)	(14.2)	37.2
Other (outflows) inflows of cash, net	(0.3)	(0.0)	4.5
Net Cash Provided by (Used in) Operating Activities	217.6	129.4	269.3
Capital Expenditures	(212.1)	(165.3)	(175.5)
Other investment cash flow	(36.0)	(44.1)	(4.3)
Net Cash Provided by (Used in) Investing Activities	(248.1)	(209.5)	(176.8)
Proceeds from short-term borrowings	54.4	8.2	10.4
Repayments of borrowings	(30.1)	(51.2)	(52.1)
Dividens paid	(193.7)	(2.6)	(60.2)
Other inflows of cash, net	0.6	0.3	0.9
Net Cash Provided by (Used in) Financing Activities	(168.8)	(45.4)	(101.1)
Total Cash Inflow (Outflow) of the Period	(199.3)	(125.4)	(8.5)
Effect of exchange rate changes on cash and cash equivalents	8.2	(6.2)	(6.5)
Cash and Cash equivalents, at beginning of the period	912.2	1,043.8	373.3
Cash and Cash equivalents, at end of the period	721.2	912.3	358.3

For more details on Arauco’s financial statements, please refer to www.svs.cl or www.arauco.cl

DISCLAIMER

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forwardlooking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control, which could materially impact Arauco’s actual performance.

Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof, and the Arauco assumes no obligation to update such statements. References herein to “U.S. $” are to United States dollars. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding. This report is unaudited.

For further information, please contact:

José Luis Rosso

jose.rosso@arauco.cl

Phone: (56-2) 461 7221

Francisca Birke

francisca.birke@arauco.cl

Phone: (56-2) 461 7293